

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2015

<u>Via U.S. Mail</u>
Frank Blair
Chief Executive Officer
American Cordillera Mining Corporation
1314 S. Grand Blvd. Ste. 2-250
Spokane, WA 99202

> **Re:** **American Cordillera Mining Corporation**
> **Form 10-K for the Fiscal Year Ended November 30, 2014**
> **Filed March 17, 2015**
> **Amendment No. 2 to Form 10-K for the Fiscal Year Ended**
> **November 30, 2014**
> **Filed July 1, 2015**
> **File No. 000-50738**

Dear Mr. Blair:

We issued comments on the above captioned filings on July 7, 2015. On August 17, 2015, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Blaise Rhodes at 202 551-3774 or me at 202 551-3871 with any questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining